UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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Advanced Energy Industries, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	000-26966	84-0846841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1625 Sharp Point Drive, Fort Collins, Colorado	80525
(Address of principal executive offices)	(Zip Code)

Thomas O. McGimpsey (970) 221-4670
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Advanced Energy Industries, Inc. (the “Company”) manufactures or contracts to manufacture power conversion products that may contain “conflict minerals” as defined in paragraph (d)(3) Item 1.01. As these materials are necessary to the functionality and production of the Company’s products, the Company has conducted in good faith a reasonable country of origin inquiry regarding these materials designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined by paragraph (d)(1) of Item 1.01).

The due diligence process was based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In conducting the reasonable country of origin inquiry, the Company’s suppliers were surveyed to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten ("3TG") used in the products supplied to the Company. The survey used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). CFSI is an initiative of the Electronic Industry Citizenship Coalition ("EICC") and Global e-Sustainability Initiative ("GeSI"). Information was collected and stored using an online platform provided by a third party vendor.

Suppliers were contacted to address issues identified including incomplete data on the CMRT, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research. Further information regarding the due diligence process is contained in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

A copy of Advanced Energy Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.advanced-energy.com/en/Conflict_Minerals.

Item 1.02 Exhibits

Advanced Energy Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Energy Industries, Inc.

/s/ Thomas O. McGimpsey
Date: May 31, 2016	Thomas O. McGimpsey
Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the year ended December 31, 2015.